UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-09910
Westcorp
(Exact name of registrant as specified in its charter)
23 Pasteur, Irvine, California 92618-3804
949-727-1002
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $1.00 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☒	Rule 12h-3 (b)(1)(i)	☒

Rule 12g-4 (a)(1)(ii)	☐	Rule 12h-3 (b)(1)(ii)	☐

Rule 12g-4 (a)(2)(i)	☐	Rule 12h-3 (b)(2)(i)	☐

Rule 12g-4 (a)(2)(ii)	☐	Rule 12h-3 (b)(2)(ii)	☐

		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Corporation, as successor by merger to Westcorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 1, 2006	By:	/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Senior Vice President and Assistant General Counsel